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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69144

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2020__ AND ENDING __12/31/2020__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CRITICAL TRADING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 West 45th STREET, 15th FLOOR
(No. and Street)

NEW YORK	**NY**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven D. Meyer   **646-502-5795**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin
(Name – if individual, state last, first, middle name)

420 Lexington Avenue – Suite 2160	**New York**	**NY**	**10170**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, __Steven D. Meyer__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__CRITICAL TRADING, LLC__ , as

of __December 31__ , 20 __20__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

__Manager__

Title



Notary Public



NORMA R MENDOZA
Notary Public – State of New Jersey
My Commission Expires Mar 22, 2022

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*

CRITICAL TRADING, LLC

Statement of Financial Condition

December 31, 2020

CRITICAL TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Critical Trading, LLC
120 W 45th Street, 15th floor
New York, NY 10036

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Critical Trading, LLC as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Critical Trading, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Critical Trading, LLC's management. Our responsibility is to express an opinion on Critical Trading, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Critical Trading, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Critical Trading, LLC's auditor since 2014.

New York, NY
February 10, 2021

CRITICAL TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash	$	40,292
Securities owned, at market value		31,449,041
Dividends and interest receivable		19,310
Accounts receivable		145,450
Prepaid expenses		63,021
Fixed assets, less accumulated depreciation of $36,294		198
Right of use asset - operating lease		268,670
Other assets		10,000
Total assets	$	31,995,982

LIABILITIES AND MEMBER'S EQUITY

Due to clearing broker	$	5,410,158.00
Securities sold, not yet purchased, at market value		19,897,401
Accounts payable		268,877
Accrued expenses		160,145
Lease liability - operating lease		293,660
Total liabilities		26,030,241
Commitments and contingencies		
Member's equity		5,965,741
Total liabilities and member's equity	$	31,995,982

The accompanying notes are an integral part of this financial statement.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

Critical Trading, LLC (the "Company") is a Delaware Limited Liability Company formed in 2012 and is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is a member of FINRA and the following exchanges: NYSE, NYSE-ARCA, NYSE-AMEX, CBOE-BYX, CBOE-BZX, CBOE-EDGX and the Investors Exchange (IEX).

The Company's sole member is Critical Holdings LLC. The liability of members of a limited liability company is generally limited to the member's enforceable obligation to make capital contributions and the member's obligation to return any prohibited distributions.

Nature of Business

The Company is engaged in securities trading and market making. During 2020, the Company's transactions were cleared through and all securities were held by ABN AMRO Clearing Chicago LLC.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Valuation

Securities are carried at fair market value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Securities Sold, Not Yet Purchased

The Company has sold securities that it does not own and will, therefore, be obligated to purchase such securities at a future date. The short position is collateralized and offset by the Company's securities owned and its cash balances at the clearing firm.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Fixed Assets and Depreciation

The cost of computer equipment is depreciated over the estimated useful lives of the related assets of 3 years on a straight-line basis.

Receivables from broker-dealers and Clearing Organizations.

The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, amounts receivable for securities failed to deliver, accrued interest and dividends receivables and cash deposits. The Company's trades and contracts are cleared through clearing organizations and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company reviews, as necessary, the credit quality of its counterparties.

Allowance for Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, "Financial Instruments – Credit Losses". FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

On January 1, 2020, the Company adopted the guidance but is not required to restate information for prior years. The Company determined that the implementation did not have a material impact on its statement of financial condition. The Company will continue to monitor its receivables to evaluate credit loss deductions and to adjust as needed from period to period as risk characteristics change.

Fair Value Measurements

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. Fair value measurement under generally accepted accounting principles provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs, other than quoted market prices included within Level 1 that are observable, either directly or indirectly, and reasonably available. Level 2 inputs may include quoted prices for similar assets or liabilities, or other inputs that are developed based on market data obtained from sources independent of the Company.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, "Leases" and, at adoption, elected to recognize a lease liability and a right of use (ROU) asset. The lease liability is recognized based on the present value of its future lease payments. The ROU asset is measured throughout the lease term at the amount of the re-measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and less any impairment recognized.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase or to extend the term of the underlying lease that the Company is reasonably certain to exercise.

NOTE 3 – FAIR VALUE OF INVESTMENTS

The Company's positions in equity securities and equity options are valued based on quoted prices from the respective exchange they are traded on and are categorized in level 1 of the fair value hierarchy.

As of December 31, 2020 the Company held no Level 2 or Level 3 investments. There were no transfers between levels during the year ended December 31, 2020.

NOTE 3 – FAIR VALUE OF INVESTMENTS *(Continued)*

The following are the Company's securities owned and securities sold, not yet purchased by level within the fair value hierarchy at December 31, 2020.

Securities owned	Fair Value	Fair Value Hierarchy
Equity Securities	$ 26,285,298	Level 1
Equity Options	5,163,743	Level 1
	$ 31,449,041	
Securities sold, not yet purchased		
Equity Securities	$ 15,606,691	Level 1
Equity Options	4,290,710	Level 1
	$ 19,897,401	

NOTE 4 – INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements, as these taxes are the responsibility of the Company's member.

The Company recognizes the effect of income tax positions only when they are more likely than not of being sustained. At December 31, 2020, management determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure.

The Company is no longer subject to U.S. federal, state or local income tax examinations for periods prior to 2017.

NOTE 5 – FIXED ASSETS

Major classifications of fixed assets as of December 31, 2019 are summarized as follows:

	Estimated Useful Lives	Cost	Accumulated Depreciation	Net
Computer equipment	3 years	$ 36,492	$ 36,294	$ 198

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is a member firm of the NYSE ARCA Exchange, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Net Capital is defined as at least, the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Net Capital and aggregate indebtedness change daily. The Company had net capital of $ 3,674,124 at December 31, 2020, which exceeded the regulatory requirement of $100,000 by $ 3,574,124. The ratio of aggregate indebtedness to net capital was 0.1236 to 1 at December 31, 2020.

NOTE 7 – RELATED PARTY TRANSACTIONS

In February 2020, the Company's member, Critical Holdings LLC converted a $200,000 outstanding loan into a capital contribution. The loan bore interest at 1.27%.

NOTE 8 – LEASES

The Company has an obligation as a 50% joint tenant under a noncancellable operating lease for office space with a term of five years which was entered into in August 2017 (the "Lease"). This lease contains a renewal option for a period of five years with fixed rent of fair market rental value as provided by the lease, with annual rent increasing by 2.5% on each anniversary date. Because the Company is not reasonably certain to exercise this renewal option, the option period is not included in determining the lease liability.

Payments due under the lease contract includes fixed payments plus variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as occupancy costs when incurred.

The implicit rate of our lease was not readily determinable and, accordingly, the Company used its estimated borrowing rate based on the information available at the commencement date for the lease. The Company's estimated rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment, and was determined to be 5%.

Future minimum lease payments under this noncancellable operating lease for the Company's 50% share as of December 31, 2020 are as follows:

2021	$	163,673
2022		139,055
Totals	$	302,728

CRITICAL TRADING, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2020

In the event the joint tenant defaults on its obligation, the Company could be responsible for the full amount due on the lease which is $605,456.

Effective January 1, 2021, the Lease was amended such that the Company is no longer a 50% joint tenant under the Lease and is no longer obligated to pay any current or future amounts due to the landlord from the joint tenant. Therefore, as of January 1, 2021, both the payable to the landlord for the joint tenant's obligations under the lease as well as the related accounts receivable are zero.

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally options, are based on quoted market prices.

Derivatives used for economic hedging purposes include purchased options. The Company doesn't apply hedge accounting as defined in ASC 815, "Derivatives and Hedging", as all financial instruments are recorded at fair value with any changes in fair values reflected in earnings.

Fair values of options contracts are recorded in securities owned for long positions and securities sold not yet purchased for short positions. Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition.

The following is a summary of the Company's derivative positions at December 31, 2020:

Category	Contracts	Fair market value	Notional amount
Long Equity Options	23,918	$ 5,163,743	$ 132,575,867
Short Equity Options	25,972	$ 4,290,710	$ 147,676,694

NOTE 10 - GOING CONCERN

The accompanying statement of financial condition has been prepared assuming the Company will continue as a going concern. The Company had losses from operations in 2019, 2018 and 2017.

Management has pledged additional support to the Company to enable it to continue as a going concern.

NOTE 11 - CORONAVIRUS

A coronavirus ("COVID-19") was first reported in China in 2019. In January 2020, the World Health Organization declared it a Public Health Emergency of International Concern. The Company, as well as it's suppliers, service providers and regulatory authorities could be adversely impacted by COVID-19 as well as any resultant public health developments including quarantines, facility closures, and travel and logistics restrictions. More broadly, COVID-19 could negatively impact workforces, economies and financial markets globally. The United States Congress enacted the CARES Act, an economic stimulus package which includes economic assistance to eligible small businesses as well as temporary tax law changes to provide financial relief to U.S. businesses and individuals. Management continues to monitor COVID-19 and any related economic developments, however, as of the date of this statement of financial condition the potential impact of such on the Company's operations cannot be reasonably estimated.

NOTE 12 – SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 and through February 10, 2021. Other than as described in note 8 above, there have been no other material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the statement of financial condition as of December 31, 2020.